Exhibit (a)(1)(viii)

Media Contact:	Gil Nielsen VP, IDT Corporate Communications (973) 438-3553	Investor Contacts:	Mary Jennings Director, Investor Relations (973) 438-3124

IDT CORPORATION ANNOUNCES EXTENSION OF TENDER OFFER FOR OUTSTANDING STOCK OPTIONS

Offer to Expire at 5:00 p.m., New York City Time, on Monday, May 22, 2006

Newark, N.J., May 16, 2006 – IDT Corporation (NYSE:IDT, IDT.C) today announced that the expiration date for the offer to purchase from eligible optionees outstanding stock options to purchase shares of IDT Class B common stock for $2.00 per share in cash has been extended to Monday, May 22, 2006 at 5:00 p.m., New York City time. As disclosed in a separate release issued by IDT today, IDT has announced that it has entered into an agreement with Liberty Media Corporation to sell its IDT Entertainment division. IDT is extending the offer to provide option holders with the opportunity to consider that development before making a determination as to whether to tender their options in the offer. As stated in the other release, the transaction is subject to a number of contingencies. We urge all option holders to consider in full all information disclosed about that transaction and the implications it may have on their decision to tender. On the expiration date, all validly tendered options not previously withdrawn will be accepted for purchase pursuant to the terms of the offer and paid for promptly thereafter. As of 5:00 p.m. New York City time on May 15, 2006, options to purchase 7,518,253 shares of IDT Class B common stock had been tendered in the offer.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any options to purchase shares of Class B common stock. The solicitation of offers to sell options to purchase shares of Class B common stock is made pursuant to a tender offer statement on Schedule TO as amended, an offer to purchase as amended and related materials filed with the SEC. Holders of options are urged to read the tender offer statement, the offer to purchase, and other relevant documents filed with the SEC because they contain important information. Holders of options can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov or from IDT without charge by directing a request to IDT Corporation, 520 Broad Street, Newark, New Jersey, Attention: Investor Relations, Telephone: (973) 438-1000. A copy of this press release will be available on IDT’s website at www.idt.net in the “About IDT” Press Releases section.

IDT Corporation, through its IDT Telecom subsidiary, is a facilities-based, multinational carrier that provides a broad range of telecommunications services to retail and wholesale customers worldwide. IDT Telecom, by means of its own international telecommunications backbone and fiber optic network infrastructure, provides its customers with integrated and competitively priced international and domestic long distance and domestic all-distance telephony and prepaid calling cards. IDT Entertainment is the IDT subsidiary that is focused on developing, acquiring, producing and distributing computer-generated and traditionally animated productions and other productions for the film, broadcast and direct-to-consumer markets. IDT Capital is the IDT division principally responsible for IDT’s initiatives in radio broadcasting, brochure distribution and new technologies. Net2Phone, Inc., a subsidiary of IDT Corporation, is a provider of high-quality global retail Voice over IP services and offers a fully outsourced cable telephony service to cable operators allowing cable operators to provide residential phone service to their subscribers. IDT Corporation’s Class B Common Stock and Common Stock trade on the New York Stock Exchange under the ticker symbols “IDT” and “IDT.C,” respectively.

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